FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company dated November 27, 2023 titled “Performance Shipping Inc. Reports Financial Results For the Third Quarter and Nine Months Ended September 30, 2023.”

Litigation

The Company, its Chief Executive Officer, Chairperson of the board of directors, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson, respectively, were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, captioned Sphinx Investment Corp. v. Aliki Paliou et al., Case No. 655326/2023. The complaint alleges, among other things, violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021.  The Company believes that the lawsuit is wholly without merit and intends to defend itself vigorously.  Nonetheless, as with any litigation, we cannot predict its outcome.  An adverse result in the litigation could potentially have a material adverse impact on our business, operating results, or financial condition.

The information contained in this Report on Form 6-K , excluding the statement in Exhibit 99.1 attributed to the Company’s Chief Executive Officer, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333-271398), filed with the SEC with an effective date of May 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: December 11, 2023

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer